ZHENG HUI INDUSTRY CORPORATION
Daokou Industry Park, Yingli Town
Shouguang, Shandong
P.R. China, 262717
Telephone: 86-536-5401658

February 1, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Ms. Susan Block

Re:	Withdrawal of request for acceleration of effectiveness of registration statement on Form S-1 (File No. 333-168073) of ZHENG HUI INDUSTRY CORPORATION

Ladies and Gentlemen:

We hereby withdraw our request that the effectiveness of the above-captioned registration statement be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended.   We will advise you when we will request effectiveness of the registration statement.

Please call the undersigned at 86-536-5401658, or Steven Schuster, Esq. and Qian Hu, Esq., our counsel, at (212) 448-1100 with any questions regarding this matter.

Very truly yours,

ZHENG HUI INDUSTRY CORPORATION

By:	/s/ Xiaofang Xue
Name:	Xiaofang Xue
Title:	Chief Financial Officer